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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                   -----------

                          For the Month of August 2004
                       News Release dated August 19, 2004

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                         (Commission File. No 0-20390).

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                            ID BIOMEDICAL CORPORATION
                            -------------------------

                  (Translation of registrant's name in English)

        1630 WATERFRONT CENTRE, 200 BURRARD STREET, VANCOUVER, BC V6C 3L6
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              (Address of principal executive offices and zip code)

        Registrant's Telephone Number, including area code: 604-431-9314
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Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F:         Form 20-F         40-F     X
                                                      ------       --------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes: ____   No:    X
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                                  NEWS RELEASE

FOR IMMEDIATE RELEASE
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TRADING SYMBOLS - NASDAQ - "IDBE", TSE - "IDB"
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Contacts:         ID Biomedical Corporation
                  Dean Linden
                  Manager, Corporate Communications
                  (604) 431-9314
                  www.idbiomedical.com


For Immediate Release

                    ID BIOMEDICAL PROVIDES GUIDANCE FOR 2004

VANCOUVER, BC - AUGUST 19, 2004 - In a conference call today, ID Biomedical Corporation announced expected financial results for the six and twelve months ending December 31, 2004, assuming the transaction to acquire the vaccine business of Shire Pharmaceuticals Group plc (LSE:SHP, NASDAQ:SHPGY, TSX:SHQ) closes in early September. All amounts are in Canadian dollars.

If the Shire transaction closes in early September, the Company expects revenues for the six months ending December 31, 2004, to be approximately $58 million, and revenues for the 12 months ending December 31, 2004 to total approximately $62 million. The revenue projections for the six months ending December 31, 2004 includes FluViral(R) revenue of approximately $26 million, research and development contract revenue of $28 million, and $4 million in other revenues.

Assuming the Shire transaction closes, the projected net loss for the six months ending December 31, 2004, will be approximately $6 million. The projected net loss for 12 months ending December 31, 2004 will be approximately $27.5 million.

Assuming the Shire transaction closes, the Company projects that cash and short term investments at December 31, 2004 will be $121 million, compared to $118 million at December 31, 2004 if the transaction does not close.

The Company's second quarter financial report is available on its web site and at WWW.SEDAR.COM. Highlights of the Company's progress during the second quarter and an update on the Shire transaction was discussed on a conference call earlier today. The presentation can be accessed at the Company's website at WWW.IDBIOMEDICAL.COM. A recording of the call will be available until September 2nd by dialing 416-640-1917 and entering the code 21090702 followed by the number sign.


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ABOUT ID BIOMEDICAL

ID Biomedical is biotechnology company focused on the development of proprietary subunit vaccine products, including those based on its Proteosome(TM) platform intranasal adjuvant/delivery technology.

ID Biomedical is developing non-live, subunit vaccines for the prevention of a number of different diseases, as well as vaccines against biological warfare agents. The Company's lead products in clinical development are the FluINsure(TM) intranasal influenza (flu) vaccine and the StreptAvax(TM) group A streptococcal vaccine. Additionally, the Company has several vaccines in preclinical development.

THE INFORMATION IN THIS NEWS RELEASE CONTAINS SO-CALLED "FORWARD-LOOKING" STATEMENTS. THESE INCLUDE STATEMENTS ABOUT ID BIOMEDICAL'S EXPECTATIONS, BELIEFS, INTENTIONS OR STRATEGIES FOR THE FUTURE, WHICH MAY BE INDICATED BY WORDS OR PHRASES SUCH AS "ANTICIPATE", "EXPECT", "INTEND", "PLAN", "WILL", "WE BELIEVE", "ID BIOMEDICAL BELIEVES", "MANAGEMENT BELIEVES", AND SIMILAR LANGUAGE. ALL FORWARD-LOOKING STATEMENTS ARE BASED ON ID BIOMEDICAL'S CURRENT EXPECTATIONS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES AND TO ASSUMPTIONS MADE. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS INCLUDE: (I) THE POSSIBILITY THAT THE TRANSACTION CURRENTLY PROPOSED BETWEEN SHIRE PHARMACEUTICALS GROUP PLC AND ID BIOMEDICAL WILL TAKE LONGER THAN EXPECTED TO COMPLETE; (II) THE POSSIBILITY THAT SOME OR ALL OF THE CONDITIONS OF CLOSING FOR SUCH TRANSACTION WILL NOT BE SATISFIED OR WAIVED AND THAT SUCH TRANSACTION WILL, THEREFORE, BE TERMINATED BEFORE IT IS COMPLETED; (III) THE POSSIBILITY THAT THE TERMS OF SUCH TRANSACTION WILL BE ALTERED PRIOR TO COMPLETION THEREOF, INCLUDING AS MAY BE REQUIRED TO SATISFY CONDITIONS OF REQUIRED REGULATORY CONSENTS; (IV) THE ABILITY TO SUCCESSFULLY COMPLETE PRECLINICAL AND CLINICAL DEVELOPMENT OF ITS PRODUCTS; (V) THE ABILITY TO OBTAIN AND ENFORCE TIMELY PATENT AND INTELLECTUAL PROPERTY PROTECTION FOR ITS TECHNOLOGY AND PRODUCTS; (VI) THE ABILITY TO AVOID, EITHER BY PRODUCT DESIGN, LICENSING ARRANGEMENT OR OTHERWISE, INFRINGEMENT OF THIRD PARTIES' INTELLECTUAL PROPERTY; (VII) DECISIONS, AND THE TIMING OF DECISIONS, MADE BY THE HEALTH REGULATORY AGENCIES REGARDING APPROVAL OF ITS PRODUCTS FOR HUMAN TESTING; (VIII) THE ABILITY TO COMPLETE AND MAINTAIN CORPORATE ALLIANCES RELATING TO THE DEVELOPMENT AND COMMERCIALIZATION OF ITS TECHNOLOGY AND PRODUCTS; (IX) MARKET ACCEPTANCE OF ITS TECHNOLOGY AND PRODUCT; AND (X) THE COMPETITIVE ENVIRONMENT AND IMPACT OF TECHNOLOGICAL CHANGE. THERE IS NO GUARANTEE THAT THE DEVELOPMENT PATH FROM PHASE I TO PHASE II TO PHASE III AND SO ON WILL BE EITHER LINEAR OR SUCCESSFUL. ID BIOMEDICAL BASES ITS FORWARD-LOOKING STATEMENTS ON INFORMATION CURRENTLY AVAILABLE TO IT, AND ASSUMES NO OBLIGATION TO UPDATE THEM.




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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   ID Biomedical Corporation




                                   By:   /s/   Anthony F. Holler
                                      -----------------------------------------
                                   Anthony F. Holler, Chief Executive Officer


Date: August 19, 2004